UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2005
OR

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from . . . . to . . . .

Commission file number 1-7627

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN
(Full title of the plan)

FRONTIER OIL CORPORATION
(Name of issuer of the securities)

10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(Address of issuer’s principal executive offices)

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2005

INDEX

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits As of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2005

Notes to Financial Statements

Supplemental Schedules*:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held
at End of Year) As of December 31, 2005

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Frontier Refining & Marketing Inc. and Subsidiaries Collectively Bargained Employees Retirement Savings Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of Frontier Refining & Marketing, Inc. Collectively Bargained Employees Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Denver, Colorado
June 23, 2006

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2005 and 2004

	2005	2004
ASSETS
Investments at Fair Value (Note 2):
Cash and Cash Equivalents - Interest Bearing	$52,745	$-
Mutual Funds	18,292,359	16,535,021
Frontier Oil Corporation Common Stock	1,211,607	218,751
Common/Collective Trust Fund	4,593,188	4,140,410
Participant Loans	1,028,889	930,815
	25,178,788	21,824,997

Receivables:
Employer Contributions	253,353	237,508
Employee Contributions	32,002	-
Accrued Income	33,903	-
	319,258	237,508

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$25,498,046	$22,062,505

The accompanying notes are an integral part of these statements.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2005

Contributions:
Employer	$931,470
Participant	1,057,138
Rollovers	49,666

Total Contributions	2,038,274

Investment Income:
Dividends and Interest Income	905,538
Participant Loan Interest	57,804
Net Appreciation in Fair Value of Investments (Note 2)	1,210,054

Net Investment Income	2,173,396

Deductions:
Benefits Paid to Participants	(669,400)
Investment Management and Loan Fees	(7,987)
Transfers to Frontier Retirement Savings Plan	(98,742)

Total Deductions	(776,129)

Increase in Net Assets	3,435,541

Net Assets Available for Plan Benefits:
Beginning of Year	22,062,505
End of Year	$25,498,046

The accompanying notes are an integral part of these statements.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1. SUMMARY OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The following summary of the Frontier Refining & Marketing Inc. and Subsidiaries (the “Company”) Collectively Bargained Employees Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, available upon request from the Company’s Human Resources Department, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering any person who is employed by the Company, has completed six months of service, is age 21 or older, and who is covered by a collective bargaining agreement at the Company’s Cheyenne, Wyoming refinery between employee representatives and the Company if the agreement provides for participation in a retirement plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Pension Benefit Guaranty Corporation does not guarantee Plan benefits. Any eligible employee will be considered a “Participant” in the Plan.

All of the Plan’s assets are held by a trustee-administered trust fund (the “Trust”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). A committee appointed by the Company’s Board of Directors (the “Board”) administers the Plan.

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual fund and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investment instruments with original maturities, when purchased, of three months or less.

Investment Valuation and Income Recognition

Investments, except for investments in the Fidelity Managed Income Portfolio Fund and Participant Loans, are stated at fair values. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Fidelity Managed Income Portfolio Fund common/collective trust fund which invests in guaranteed investment contracts, bank investment contracts and guaranteed synthetic investment contracts. These contracts are carried in the common/collective trust fund’s audited financial statements at estimated fair value as determined by the trust fund’s trustee based on the underlying investments, which approximates fair value. The Plan’s investment in the Trust is valued daily at the Plan’s proportionate interest in the fund as of the financial statement date. The average yield for the year ended December 31, 2005 was 3.80% and the crediting interest rate as of December 31, 2005 and 2004 was 3.65% and 3.80%, respectively. Participant Loans are valued at cost, which approximates fair value. Purchases and sales of investment are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

Administrative Expenses

Subject to such limitations as may be imposed by ERISA or other applicable laws, all costs and expenses incurred in connection with the general administration of the Plan and the Trust shall be covered by the Company unless paid by the Trust.

Contributions

Each year, the Company’s Board may determine a contribution (“Profit-Sharing Contribution”) to be made on behalf of each Plan Participant who meets the eligibility requirements. Such contribution, if made, shall be equal to such percentage of the Participant’s compensation (as defined in the Plan document) as the Board may determine. As contractually agreed, a percentage contribution of 8% was made by the Company for the year ended December 31, 2005, for participants employed by the Company as of December 31, 2005.

A Participant is eligible to receive a quarterly Profit-Sharing Contribution, currently funded after the end of the said quarter, if the Participant is an eligible employee at the end of the said quarter.

Participants may now elect to contribute (“Employee Contributions”) from 1% to 60% of their compensation as a before-tax contribution to the Plan, subject to Internal Revenue Service limits. Participants who are age 50 or older can contribute additional amounts to the Plan each year ($4,000 in 2005) as allowed per the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

In addition, the Company may, at the discretion of the Board, make a matching contribution (“Matching Contribution”) on behalf of each Participant. This Matching Contribution, if any, shall be equal to amounts contributed by Participants not to exceed a percentage determined by the Board. During the year ended December 31, 2005, as contractually agreed, no Matching Contributions were made for participants employed by the Company as of December 31, 2005.

Total annual additions for the combined Participant and employer contributions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $40,000.

Participant Accounts

A separate account (“Account”) is maintained for each Participant and is credited for the contributions made by and on behalf of each Participant. Each Participant has an undivided proportionate interest in the Trust that is measured by the proportion that the market value of their Account bears to the total market value of all Accounts as of the date that such interest is being determined. As of each Valuation Date, as defined in the Plan, the net earnings and gains or losses of each Investment Fund are allocated to each Participant’s Account in the same proportion that the market value of their Account in such Investment Fund bears to the total market value of all Participants’ Accounts in such Investment Fund.

Vesting

Participants are immediately fully vested in all amounts contributed to the Plan.

Payment of Benefits

Upon a Participant’s retirement, death, disability, or termination of employment, the Participant’s Account will be available for distribution as soon as reasonably practical following the termination date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their account as of the date they attain age 59½. Any amounts subsequently credited to their Account shall be available after each such contribution. Benefits are recorded when paid.

Participant Loans

Subject to certain limitations, each Participant may borrow amounts from their Account as defined in the Plan. The terms of such loans are determined by the guidelines defined in the Plan, and are in conformance with Internal Revenue Service guidelines. The maximum amount available for borrowing is 50% of the Participant’s account balance, not to exceed $50,000. The loans are secured by the balance in the Participants account and bear interest at rates commensurate with the local prevailing rates. Principal and interest is paid ratably through payroll deductions.

Participant Transfers

If a Plan participant’s employee status changes such that they become a participant in the Frontier Retirement Savings Plan, their Account balance is transferred from the Plan into the Frontier Retirement Savings Plan. The Frontier Retirement Savings Plan is a defined contribution plan covering any person who is employed by Frontier Oil Corporation or the Company, has completed six months of service, is age 21 or older, is not a non-resident alien or “leased” employee and who is not an employee at the Company’s Cheyenne, Wyoming refinery covered by a collective bargaining agreement between employee representatives and the Company. During the year ended December 31, 2005, participant transfers totaling $98,742 were made out of the Plan into the Frontier Retirement Savings Plan.

2. INVESTMENTS

The Plan administrator establishes the available investment alternatives administered under the Trust. Each Plan Participant directs the investment of all contributions (both employer and Participant contributions) to the Participant’s Account in increments of 10% in any one or more of the available investment alternatives. As of December 31, 2005, there are twenty-six investment alternatives from which the Participant may choose, including a common/collective trust fund, mutual funds and Frontier Oil Corporation common stock.

The Frontier Oil Corporation common stock investment alternative is a unitized employer stock fund. A unitized employer stock fund allows participants the benefits of being invested in their company's stock while allowing for daily trading, similar to a mutual fund. The fund is comprised of the underlying company stock and a short-term cash component. The percentage of the fund that is invested in cash is based on plan sponsor direction. The short-term cash component provides liquidity for daily trading.

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for plan benefits as of December 31, 2005 and 2004 are as follows:

	2005		2004
	Shares or Units	Amount	Shares or Units	Amount
Fidelity Managed Income Portfolio Fund	4,593,188	$ 4,593,188	4,140,410	$ 4,140,410
Fidelity Independence Fund	220,898	4,340,653	244,745	4,363,810
Fidelity Puritan Fund	147,117	2,755,500	138,124	2,617,453
Fidelity Low-Priced Stock Fund	38,772	1,583,455	43,057	1,733,036
Fidelity Aggressive Growth Fund	73,703	1,311,912	100,613	1,670,169
Fidelity Contrafund*	20,628	1,335,846	13,484	765,055
Fidelity Growth & Income Fund **	27,796	956,195	30,834	1,178,152

* This fund did not exceed 5% or more of the Plan’s total net assets as of December 31, 2004,
2004 amounts are reflected for comparative purposes to 2005 only.
**This fund did not exceed 5% or more of the Plan’s total net assets as of December 31, 2005,
2005 amounts are reflected for comparative purposes to 2004 only.

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2005
Mutual funds	$573,387
Frontier Oil Corporation Common Stock (unitized fund)	636,667
Net appreciation of investments	$1,210,054

3. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 13, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust are tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4. PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common/collective trust fund managed by Fidelity Management Trust Company, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are shares of Frontier Oil Corporation Common Stock, which also qualify as party-in-interest transactions. As of December 31, 2005 and 2004, the Plan held 20,359 and 9,607 units, respectively, of the Frontier Oil Corporation Common Stock Unitized Fund, with a cost basis of $784,648 and $154,388, respectively.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT
END OF YEAR)
As of December 31, 2005

Identity of Issuer	Description of Investments	Shares or Units	Fair Value

Fidelity Investments	Cash and Cash Equivalents - Interest Bearing	-	$ 52,745
	Common/Collective Trust Fund:
	*Fidelity Managed Income Portfolio Fund	4,593,188	4,593,188
	Mutual Funds:
	*Fidelity Independence Fund	220,898	4,340,653
	*Fidelity Puritan Fund	147,117	2,755,500
	*Fidelity Low-Priced Stock Fund	38,772	1,583,455
	*Fidelity Aggressive Growth Fund	73,703	1,311,912
	*Fidelity Growth & Income Fund	27,796	956,195
	*Fidelity Value Fund	14,747	1,119,013
	*Fidelity Intermediate Bond Fund	91,420	940,709
	*Fidelity Contrafund	20,628	1,335,846
	*Fidelity Diversified International Fund	30,621	996,418
	*Fidelity Capital Appreciation Fund	7,495	188,111
	*Fidelity Freedom 2020 Fund	8,016	117,911
	*Fidelity Spartan US Equity Index Fund	5,537	244,532
	*Fidelity Mid-Cap Stock Fund	17,533	465,853
	*Fidelity Freedom 2030 Fund	11,717	175,983
	*Fidelity Freedom Income Fund	1,288	14,649
	*Fidelity Freedom 2010 Fund	9,502	133,509
	*Fidelity Freedom 2040 Fund	5,843	51,594
	*Fidelity Freedom 2000 Fund	1,645	20,090
	*Fidelity Freedom 2005 Fund	23,182	257,786
	*Fidelity Freedom 2015 Fund	29,593	341,795
	*Fidelity Freedom 2025 Fund	724	8,660
	*Fidelity Freedom 2035 Fund	1,247	15,253
Royce Investments	Royce Low-Priced Stock Fund	11,591	180,007
Allianz Investments	Allianz NFJ Small-Cap Value Fund	25,482	736,924

Frontier Oil Corporation	*Frontier Oil Corporation Stock
	Unitized Fund	20,359	1,211,607

*Plan Participants	Participant Loans, maturing between January 27, 2006
	and August 10, 2014. 5.00% to 10.50% interest		1,028,889

	Total Investments		$ 25,178,788

*Represents a party-in-interest (Note 5).

EXHIBIT INDEX

Exhibit
Number       Description

23   Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Oil Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

By:	/s/ Nancy J. Zupan
Nancy J. Zupan
Vice President - Controller (principal accounting officer)

Date: June 28, 2006